


**INTEGRATED PAVING CONCEPTS INC.**

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com
N • Email: Janice.jorgensen@streetprint.com




06013759

May 12, 2006

SUPPL



**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

**Re:** **Integrated Paving Concepts Inc. (the "Company")**
**Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934**
**Your File No.: 82-3956**

We enclose, for filing, a copy of the Company's News Release dated May 12, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant



jj
Enclosure

dlw 5/31

**INTEGRATED PAVING CONCEPTS INC.**
**PRESS RELEASE**



# INTEGRATED PAVING ANNOUNCES GOING PRIVATE TRANSACTION AT $1.20 PER SHARE

VANCOUVER, BC, May 12, 2006 – Integrated Paving Concepts Inc. (the "Company") (TSX: IPA) announced that the Company has entered into a binding letter of intent which provides for a "going private transaction" (the "Transaction") in respect of the Company, pursuant to which minority shareholders will receive $1.20 cash per share. The Transaction also provides that all of the in-the-money unexercised stock options held by employees or directors who are not participating in the Transaction will be repurchased by the Company for their intrinsic value on or prior to the closing of the Transaction and all of the out-of-the-money stock options will be cancelled.

The letter of intent has been entered into with a newly incorporated company ("Acquireco") representing a group comprised of members of management, directors and existing shareholders of the Company, including Trimin Capital Corp., Clark Quintin, Janice Stasiuk, Glen McCrady, Scott Hind, Pat Wiley, Jim Arthurs, John Simmons, Keith Purchase and Terry Holland (the "Buying Group"). This Buying Group currently owns or controls, directly or indirectly, 70% of the issued and outstanding shares of the Company. Upon completion of the Transaction, the Company will cease to be a publicly traded company and will have been amalgamated with Acquireco. The Transaction is subject to execution of a definitive transaction agreement between the parties and to regulatory, court and Company shareholder approvals as well as other customary conditions.

With only 30% (2.3 million shares) of its shares being held by shareholders outside the Buying Group, the Company's shares have suffered from a lack of liquidity for a number of years. The increasing time and expense of being public has meant the costs of being public are not supported by the benefits. By offering the shareholders liquidity at a premium to the current market price and the valuation range arrived at by an independent valuator, shareholders are able to realize fair value for their investment and allow the Company to carry on under a far less expensive and more appropriate private company structure.

The process leading to today's announcement was guided by Brian Hurl, who acted as the special independent committee of the board of directors of the Company. The recommendation of the special committee that the Company's board of directors approve the Transaction was based in part on a valuation of the Company's shares by Capital West Partners ("Capital West"), and an indication from Capital West that the Transaction is fair, from a financial point of view, to the minority shareholders of IPC.

Procedurally, the going private transaction will occur by way of a "statutory plan of arrangement" under the *Business Corporations Act* (British Columbia). Completion of the Transaction is subject to approval by the Supreme Court of British Columbia, as well as to customary conditions of closing and to receipt by Acquireco of final commitments from its lenders for the

financing necessary to complete the Transaction. Acquireco has received a term sheet from a Canadian bank relating to the financing and expects final commitment letters to be received within the next two weeks. If all approvals and conditions for the Transaction are obtained and satisfied, the Company currently expects the Transaction to be closed by early July.

An annual and special meeting of Shareholders will be held on June 29, 2006 in Vancouver, British Columbia to consider resolutions to approve the Transaction. The record date for determining persons eligible to receive notice of, and to vote at, the meeting will be May 29, 2006. The notice of meeting and management proxy circular that will be forwarded to the Company's shareholders in connection with the meeting will contain detailed information describing the Transaction along with the fairness opinion and formal valuation being prepared by Capital West.